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Exhibit 2

Audited Consolidated
Financial Statements and Notes
 For the year ended December 31, 2012

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Granite Real Estate Inc. (the "Company") is responsible for the preparation and presentation of the consolidated financial statements and all the information in the 2012 Annual Report. The consolidated financial statements were prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with information contained in the consolidated financial statements. The consolidated financial statements have been audited by the independent auditors, reviewed by the Audit Committee and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2012 and based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting is effective. The Company's Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), provide a SOX-related certification in connection with the Company's annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. According to National Instrument 52-109, a similar certification is provided to the Canadian Securities Administrators.

The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Audit Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with United States generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Auditors' Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

THOMAS HESLIP	MICHAEL FORSAYETH
Chief Executive Officer	Chief Financial Officer

Toronto, Canada,
March 5, 2013.

Granite Real Estate Inc. 2012 31

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Granite Real Estate Inc.

We have audited the accompanying consolidated financial statements of Granite Real Estate Inc. (the "Company"), which comprise the consolidated balance sheets as at December 31, 2012 and 2011, and the consolidated statements of income (loss), comprehensive income (loss), changes in deficit and cash flows for each of the years in the three-year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with United States generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

Toronto, Canada March 5, 2013	Chartered Accountants Licensed Public Accountants

32 Granite Real Estate Inc. 2012

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER
THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD
(UNITED STATES)

The Board of Directors and Shareholders of
 Granite Real Estate Inc.

We have audited Granite Real Estate Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Granite Real Estate Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Discussion and Analysis of Results of Operations and Financial Position, under the heading of "CONTROLS AND PROCEDURES — Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Granite Real Estate Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards, the consolidated balance sheets as at December 31, 2012 and 2011, and the consolidated statements of income (loss), comprehensive income (loss), changes in deficit and cash flows for each of the years in the three-year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information of the Company and our report dated March 5, 2013 expressed an unqualified opinion thereon.

Toronto, Canada March 5, 2013	Chartered Accountants Licensed Public Accountants

Granite Real Estate Inc. 2012 33

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(Canadian dollars in thousands)

As at December 31	Note	2012	2011
			(previously in US dollars — note 1(c))
ASSETS
Non-current assets:
Real estate properties, net	2	$1,136,158	$1,154,780
Deferred rent receivable		11,518	12,704
Future tax assets	6	3,924	1,292
Note receivable	3	—	2,543
Fixed assets, net	4	1,837	36
Other assets	5	3,532	3,598

		1,156,969	1,174,953
Current assets:
Current portion of note receivable	3	2,612	5,339
Accounts receivable		3,662	6,557
Income taxes receivable		2,622	1,012
Prepaid expenses and other		745	645
Cash and cash equivalents		51,073	56,908
Restricted cash		522	—

Total assets		$1,218,205	$1,245,414

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-current liabilities:
Senior unsecured debentures, net	7	$263,589	$263,236
Future tax liabilities	6	27,626	30,224
Deferred revenue		4,782	3,989

		295,997	297,449
Current liabilities:
Deferred revenue		5,839	3,599
Accounts payable and accrued liabilities	8	26,464	14,441
Income taxes payable		12,904	20,685

Total liabilities		341,204	336,174

Shareholders' equity:
Common Shares (Shares issued — 46,833; December 31, 2011 — 46,871)	10	2,117,256	2,119,515
Contributed surplus	11	63,055	62,215
Deficit		(898,526)	(876,375)
Accumulated other comprehensive loss	12	(404,784)	(396,115)

Total shareholders' equity		877,001	909,240

Total liabilities and shareholders' equity		$1,218,205	$1,245,414

Commitments and contingencies	22
See accompanying notes
On behalf of the Board:

/s/ G. WESLEY VOORHEIS Director	/s/ GERALD J. MILLER Director

34 Granite Real Estate Inc. 2012

Consolidated Statements of Income (Loss)
(Canadian dollars in thousands, except per share figures)

Years ended December 31,	Note	2012	2011	2010
			(previously in US dollars — note 1(c))
Revenues
Rental		$181,115	$180,937	$177,229
Interest and other income from MEC	19(a)	—	—	1,893

		181,115	180,937	179,122

Operating costs and expenses (income)
Property operating costs		5,694	3,061	2,864
General and administrative		30,930	46,708	44,710
Depreciation and amortization		42,773	42,701	42,413
Interest expense and other financing costs, net	7(b)	15,871	15,749	18,753
Foreign exchange losses (gains), net		44	(218)	70
Write-down of long-lived assets	14	—	19,473	—
Impairment recovery related to loans receivable from MEC	19(a)	—	—	(10,037)

Operating income		85,803	53,463	80,349
Gain (loss) on disposal of real estate	2	(21)	91	—
Other gains, net	19(b)	—	—	2,049
Purchase price consideration adjustment	15	—	—	20,439

Income before income taxes		85,782	53,554	102,837
Income tax expense (recovery)	6	14,445	(4,388)	34,434

Income from continuing operations		71,337	57,942	68,403
Income (loss) from discontinued operations, net of income tax	21	—	94,449	(121,269)

Net income (loss)		$71,337	$152,391	$(52,866)

Basic earnings (loss) per Common or Class B Share	16
— continuing operations		$1.52	$1.24	$1.47
— discontinued operations		—	2.01	(2.60)

Total		$1.52	$3.25	$(1.13)

Diluted earnings (loss) per Common or Class B Share	16
— continuing operations		$1.52	$1.23	$1.47
— discontinued operations		—	2.01	(2.60)

Total		$1.52	$3.24	$(1.13)

Weighted average number of Common and Class B Shares outstanding during the year (in thousands)
— Basic		46,855	46,888	46,708
— Diluted		46,876	46,970	46,708

See accompanying notes

Granite Real Estate Inc. 2012 35

Consolidated Statements of Comprehensive Income (Loss)
(Canadian dollars in thousands)

Years ended December 31,	Note	2012	2011	2010
			(previously in US dollars — note 1(c))
Net income (loss)		$71,337	$152,391	$(52,866)
Other comprehensive income (loss):
Foreign currency translation adjustment	12	(8,669)	1,076	(103,381)
Recognition of foreign currency translation gain in net income (loss)	12	—	—	(43)
Change in net unrecognized actuarial pension loss	12	—	—	(119)
Reclassification to net income (loss) of foreign currency translation gain of discontinued operations upon deconsolidation	12	—	(639)	—
Reclassification to net income (loss) of net unrecognized actuarial pension loss of discontinued operations upon deconsolidation	12	—	119	—

Comprehensive income (loss)		$62,668	$152,947	$(156,409)

See accompanying notes

Consolidated Statements of Changes in Deficit
(Canadian dollars in thousands)

Years ended December 31,	Note	2012	2011	2010
			(previously in US dollars — note 1(c))
Deficit, beginning of year		$(876,375)	$(310,593)	$(233,689)
Net income (loss)		71,337	152,391	(52,866)
Dividends		(93,488)	(37,543)	(24,038)
Distribution under Plan of Arrangement	1, 21	—	(680,630)	—

Deficit, end of year		$(898,526)	$(876,375)	$(310,593)

See accompanying notes

36 Granite Real Estate Inc. 2012

Consolidated Statements of Cash Flows
(Canadian dollars in thousands)

Years ended December 31,	Note	2012	2011	2010
			(previously in US dollars — note 1(c))
OPERATING ACTIVITIES
Income from continuing operations		$71,337	$57,942	$68,403
Items not involving current cash flows	17(a)	42,342	62,032	27,323
Changes in non-cash working capital balances	17(b)	2,967	(8,297)	(1,483)

Cash provided by operating activities		116,646	111,677	94,243

INVESTING ACTIVITIES
Real estate property additions		(29,808)	(48,511)	(10,124)
Proceeds from note receivable		4,973	—	—
Fixed asset additions		(1,841)	(16)	(69)
Proceeds on disposal of real estate, net		1,221	133	—
Decrease (increase) in other assets		(346)	155	(2,717)
Loan repayments from MEC		—	—	62,099
Loan advances to MEC, net		—	—	(14,269)
Acquisition of MEC Transferred Assets, net of cash	15	—	—	(50,518)

Cash used in investing activities		(25,801)	(48,239)	(15,598)

FINANCING ACTIVITIES
Dividends paid		(93,822)	(37,723)	(24,000)
Repurchase of Common Shares		(2,694)	—	—
Issuance of shares		956	7,023	—
Financing costs paid		(410)	—	—
Proceeds from bank indebtedness		42,000	36,500	79,000
Repayment of bank indebtedness		(42,000)	(49,500)	(66,000)
Repayment of long-term debt		—	(2,242)	(231)

Cash used in financing activities		(95,970)	(45,942)	(11,231)

Effect of exchange rate changes on cash and cash equivalents		(710)	2,118	(7,891)

Net cash flows provided by (used in) continuing operations		(5,835)	19,614	59,523

DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities		—	293	(2,166)
Cash provided by (used in) investing activities		—	(47,944)	5,963
Cash used in financing activities		—	—	(119,837)

Net cash flows used in discontinued operations		—	(47,651)	(116,040)

Net decrease in cash and cash equivalents during the year		(5,835)	(28,037)	(56,517)
Cash and cash equivalents, beginning of year		56,908	84,945	141,462

Cash and cash equivalents, end of year		51,073	56,908	84,945

Less: cash and cash equivalents of discontinued operations, end of year		—	—	(18,573)

Cash and cash equivalents of continuing operations, end of year		$51,073	$56,908	$66,372

See accompanying notes

Granite Real Estate Inc. 2012 37

Notes to Consolidated Financial Statements
(All amounts, except per share amounts, in thousands of Canadian dollars unless otherwise noted)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Organization, Segmented Information and Basis of Presentation

        Organization

  On June 13, 2012, Granite Real Estate Inc. ("Granite" or the "Company") changed its name from MI Developments Inc. following shareholder approval of the name change at its annual general and special meeting. The Company is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. The Company was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and the Company. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one Class A Subordinate Voting Share for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. The Company also acquired Magna's controlling interest in MEC as a result of this spin-off transaction.

  On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, the Company announced that MEC had filed the Joint Plan of Affiliated Debtors, an agreement amongst the Official Committee of Unsecured Creditors, the Company and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement in connection with the MEC Chapter 11 proceedings. The Plan provided, among other things, that the assets of MEC remaining after certain asset sales were to be transferred to the Company, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet®"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to the Company (together with the assets referred to in the preceding sentence, the "MEC Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

  On June 30, 2011, the Company completed a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario) which eliminated the Company's dual class share capital structure through which Mr. Frank Stronach and his family controlled the Company (the "Stronach Shareholder"). Definitive agreements with respect to the Arrangement were entered into by the Company on January 31, 2011. The Arrangement was approved on March 29, 2011 by 98.08% of the votes cast by shareholders at the annual general and special meeting and, on March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement eliminated the Company's dual class share capital structure through:

  i)
  the purchase for cancellation of 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including U.S. $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities (the Company was granted an option to purchase at fair value certain of these development lands if needed to expand the Company's income-producing properties), a property located in the United States, an income-producing

38 Granite Real Estate Inc. 2012

    property located in Canada and cash in the amount of U.S. $8.5 million. In addition, the Stronach Shareholder received a 50% interest in the note receivable and cash proceeds from the sale of Lone Star LP (note 3), a 50% interest in any future payments under a holdback agreement relating to MEC's prior sale of The Meadows racetrack (note 22(e)) and a second right of refusal (behind Magna's first right of refusal) in respect of certain properties owned by the Company and leased to Magna in Oberwaltersdorf, Austria and Aurora, Canada (the assets and liabilities transferred to the Stronach Shareholder pursuant to the Arrangement are collectively referred to as the "Arrangement Transferred Assets & Business"); and

  ii)
  the purchase for cancellation by the Company of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share, which following cancellation of the Class B Shares and together with the then outstanding Class A Subordinate Voting Shares were renamed Common Shares.

  On January 3, 2013, Granite completed its conversion from a corporate structure to a stapled unit Real Estate Investment Trust ("REIT") structure (note 23(a)).

  Segmented Information and Discontinued Operations

  The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. Subsequent to the effective date of the Plan on April 30, 2010 until the completion of the Arrangement on June 30, 2011, the Company's operations were segmented between the "Real Estate Business" and the "Racing & Gaming Business". The Company's reportable segments were determined based upon the distinct nature of their operations and that each segment offered different services and was managed separately. However, as a result of the Arrangement noted above, the financial position and results of operations of the Arrangement Transferred Assets & Business have been presented as discontinued operations (note 21) and, as such, have been excluded from continuing operations for all periods presented. Accordingly, the Company's single reportable segment pertains to the Real Estate Business' income-producing properties.

  The Company's lands held for development and associated assets and liabilities, a property located in the United States and an income producing property located in Canada were previously presented in the Real Estate Business segment and have been presented as discontinued operations for the years ended December 31, 2011 and 2010.

  Real Estate Business

  Granite is a Canadian-based real estate company engaged in the ownership and management of predominantly industrial properties in North America and Europe. The Company owns and manages approximately 28 million square feet in 104 rental income properties. The Company's tenant base currently includes operating subsidiaries of Magna International Inc. (together "Magna") as its largest tenants, together with tenants from other industries.

  Racing & Gaming Business

  As a result of the Plan, following the close of business on April 30, 2010, the Company became the owner and operator of horse racetracks and a supplier, via simulcasting, of live horse racing content to the inter-track, off-track and account wagering markets.

  As a result of the Arrangement, the Racing & Gaming Business is included in discontinued operations (note 21). The Racing & Gaming Business owned and operated four thoroughbred racetracks located in the United States, as well as the simulcast wagering venues at these tracks, including: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows; XpressBet®, a United States based national account wagering business; AmTote, a provider of totalisator services to the pari-mutuel industry; and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also included: a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to

Granite Real Estate Inc. 2012 39

  Gulfstream Park; a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing; a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

  Basis of Presentation

  The accompanying consolidated financial statements have been prepared in Canadian dollars following United States generally accepted accounting principles ("U.S. GAAP").

(b)   Consolidated Financial Statements

  The accompanying consolidated financial statements include the accounts of Granite and its subsidiaries (references to "Granite" or the "Company" include Granite's subsidiaries). All significant intercompany balances and transactions have been eliminated on consolidation.

(c)   Change in Reporting Currency

  The consolidated financial statements for periods prior to January 1, 2012 were reported using the U.S. dollar. As a result of the Company's shareholder base becoming increasingly Canadian and the Company's stated intention of becoming a Canadian Real Estate Investment Trust, and to mitigate the impact of foreign exchange fluctuations on the Company's reported results, effective January 1, 2012, the Company's reporting currency was changed to the Canadian dollar. With the change in the reporting currency, all comparative financial information has been recast from U.S. dollars to Canadian dollars to reflect the Company's consolidated financial statements as if they had been historically reported in Canadian dollars. The consolidated U.S. dollar balance sheet at December 31, 2011 was translated into the Canadian dollar reporting currency by translating assets and liabilities at the end-of-period exchange rate and translating equity balances at historical exchange rates. The consolidated statements of income (loss) were translated into Canadian dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income (loss) and accumulated other comprehensive loss. The impact of the change in reporting currency on the consolidated statements of income (loss) for the years ended December 31, 2011 and 2010 and the net assets/shareholders' equity as at December 31, 2011 on the Company's consolidated balance sheet is summarized in the tables below:

Year ended December 31, 2011	As Previously Reported	Foreign Exchange	As Recast
Consolidated statement of income	USD		CDN
Revenues	$182,949	$(2,012)	$180,937
Income from continuing operations	59,196	(1,254)	57,942
Net income	155,797	(3,406)	152,391
Diluted earnings from continuing operations per Common or Class B Share	1.26	(0.03)	1.23

Year ended December 31, 2010	As Previously Reported	Foreign Exchange	As Recast
Consolidated statement of loss	USD		CDN
Revenues	$173,894	$5,228	$179,122
Income from continuing operations	66,541	1,862	68,403
Net loss	(52,704)	(162)	(52,866)
Diluted earnings from continuing operations per Common or Class B Share	1.42	0.05	1.47

40 Granite Real Estate Inc. 2012

As at December 31, 2011	As Previously Reported	Foreign Exchange	As Recast
Consolidated balance sheet	USD		CDN
Common Shares	$1,521,093	$598,422	$2,119,515
Contributed surplus	57,636	4,579	62,215
Deficit	(845,770)	(30,605)	(876,375)
Accumulated other comprehensive income (loss)	161,085	(557,200)	(396,115)

Total shareholders' equity	$894,044	$15,196	$909,240

  The $598.4 million impact of the change in reporting currency on Common Shares is due to the effect of translating the consolidated balance at the historical exchange rate. The Canadian dollar has appreciated since the formation of the Company. The resulting impact of translating Common Shares, contributed surplus and deficit at historical exchange rates is recorded in accumulated other comprehensive loss.

(d)   Foreign Currency Translation

  The assets and liabilities of the Company's self-sustaining operations having a functional currency other than the Canadian dollar are translated into the Company's Canadian dollar reporting currency using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Unrealized foreign exchange gains or losses on translation of the Company's net investment in these operations are recognized as a component of "other comprehensive income (loss)" and are included in the "accumulated other comprehensive loss" component of shareholders' equity.

  The appropriate amounts of foreign currency translation adjustments in the "accumulated other comprehensive loss" component of shareholders' equity are released from "other comprehensive income (loss)" and included in the consolidated statements of income (loss) when there is a sale or partial sale of the Company's investment in a self-sustaining operation having a functional currency other than the Canadian dollar, or upon a complete or substantially complete liquidation of the investment.

  Foreign exchange gains and losses on transactions occurring in a currency different from an operation's functional currency are reflected in income, except for gains and losses on foreign exchange forward contracts subject to hedge accounting in accordance with the Company's accounting policy for "Financial Instruments" as described below.

(e)   Financial Instruments

  All financial instruments, including derivative financial instruments, are included on the Company's consolidated balance sheets and measured either at their fair values or, under certain circumstances, at cost or amortized cost. Unrealized gains and losses resulting from changes in fair values are recognized in the consolidated statements of income (loss).

  All of the Company's consolidated financial assets are classified as "held for trading", "held to maturity", "loans and receivables" or "available for sale" and all of the Company's consolidated financial liabilities are classified as "held for trading" or "other financial liabilities". All of the Company's consolidated financial instruments are initially measured at fair value, with subsequent measurements dependent on the classification of each financial instrument.

  "Held for trading" financial assets, which include "cash and cash equivalents", are measured at fair value and all gains and losses are included in income in the period in which they arise. "Loans and receivables", which include certain "other assets", "note receivable" and "accounts receivable", are recorded at amortized cost. The Company does not currently have any consolidated financial assets classified as "held to maturity" or "available for sale".

  "Other financial liabilities", which include "senior unsecured debentures, net" and "accounts payable and accrued liabilities" are recorded at amortized cost. The Company does not have any consolidated financial liabilities classified as "held for trading".

Granite Real Estate Inc. 2012 41

  The Company's policy for the treatment of financing costs related to the issuance of debt is to present debt instruments on the consolidated balance sheets net of the related financing costs, with the net balance accreting to the face value of the debt over its term.

  The Company may utilize derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

  The Company from time to time uses hedge accounting, as described below, to ensure that counterbalancing gains, losses, revenues and expenses, including the effects of counterbalancing changes in cash flows, are recognized in income in the same period or periods. When hedge accounting is not employed, the Company measures and recognizes the fair value of the hedging instrument on the consolidated balance sheets with changes in such fair value being recognized in the consolidated statements of income (loss) in the period in which they occur.

  Hedge Accounting

  When hedge accounting is employed, the Company first formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking such hedge transactions. This process includes linking derivative financial hedging instruments to forecasted transactions. The Company also formally assesses both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items and whether the hedging relationship may be expected to remain highly effective in future periods. Any portion of the change in fair value of the hedging instrument that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in the consolidated statements of income (loss). When it is determined that a hedging relationship is not, or has ceased to be, highly effective, the use of hedge accounting is discontinued on a prospective basis.

  Unrecognized gains or losses associated with derivative financial instruments that have been terminated or cease to be effective as a hedging instrument prior to maturity are amortized in the consolidated statements of income (loss) over the remaining term of the original hedge. If the hedged item is sold or settled prior to the termination of the related derivative financial instrument, the entire unrecognized gain or loss, and any subsequent gain or loss on such derivative instrument, is recognized in the consolidated statements of income (loss).

  Net cash flows arising from derivative financial instruments used to hedge anticipated foreign currency transactions and interest rate fluctuations are classified in the same manner as the cash flows from the hedged transactions on the consolidated statements of cash flows.

  Foreign Exchange Forward Contracts

  The Company, on occasion, purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. When hedge accounting is employed, the fair value of the hedging instrument is recognized on the consolidated balance sheets. Foreign exchange translation gains and losses, together with any premium or discount, on derivative financial instruments are recognized in "other comprehensive income (loss)" and included in the "accumulated other comprehensive loss" component of shareholders' equity until the hedged transaction is included in the consolidated statements of income (loss). At that time, the amount previously included in "accumulated other comprehensive loss" is released from "other comprehensive income (loss)" and included in the consolidated statements of income (loss).

(f)    Cash and Cash Equivalents

  Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at the date of acquisition.

42 Granite Real Estate Inc. 2012

(g)   Restricted Cash

  Restricted cash represents a segregated cash account associated with a construction holdback. These funds will be paid to the contractors upon satisfactory completion of the construction project.

(h)   Real Estate Properties

  In all cases below, "cost" represents acquisition and development costs, including direct construction costs, capitalized interest and indirect costs wholly attributable to development.

  Revenue-Producing Properties

  Revenue-producing properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate.

  Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

  Depreciation is provided on a straight-line basis over the estimated useful lives of buildings (including buildings under capital leases), which typically range from 20 to 40 years.

  Development Properties

  The Company's development properties are stated at cost, reduced for impairment losses when appropriate. Properties under development are classified as such until the property is substantially completed and available for occupancy. Depreciation is not recorded for development properties.

  The Company capitalizes acquisition, development and expansion costs, including direct construction costs, interest and indirect costs wholly attributable to development. Interest is capitalized to projects under development or construction based on the average accumulated expenditures outstanding during the period multiplied by the Company's average borrowing rate on existing debt. The Company capitalizes direct and indirect costs, including real estate taxes and certain operating expenses of the development property if activities necessary to ready the development property for its intended use are in progress. Costs of internal personnel and other indirect costs that are not wholly attributable to a project are expensed as incurred.

  Properties Held for Sale

  Properties held for sale are carried at the lower of (i) cost less accumulated depreciation and (ii) net realizable value. Depreciation ceases once a property is classified as held for sale.

(i)    Fixed Assets

  Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 5 years for computer hardware and software and 5 to 7 years for other furniture and fixtures. Leasehold improvements are amortized over the term of the applicable lease.

  Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

(j)    Impairment of Long-lived Assets

  For long-lived assets (including real estate properties and fixed assets) not held for sale, the Company assesses at least annually whether there are indicators of impairment. If such indicators are present, the Company completes a net recoverable amount analysis for the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted projected

Granite Real Estate Inc. 2012 43

  future cash flows and, if appropriate, appraisals, is charged to operations in the period in which such impairment is determined by management.

  When long-lived assets are classified by the Company as held for sale or discontinued operations, the carrying value is reduced, if necessary, to the estimated net realizable value. "Net realizable value" is determined based on discounted projected net cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

  Accounting estimates related to long-lived assets are subject to significant measurement uncertainty and are susceptible to changes as such estimates require management to make forward- looking assumptions regarding cash flows and business operations.

(k)   Deferred Financing Costs

  The costs of obtaining a revolving credit facility are capitalized and amortized over the term of the facility.

(l)    Revenue Recognition

  Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Company's rental properties have been transferred to its tenants, the Company's leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

  The Company's leases (the "Leases") are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and routine repairs and maintenance. Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

  The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in "deferred rent receivable".

(m)  Stock-Based Compensation Plans

  Compensation expense for stock option grants is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested and its exercisability does not depend on continued service by the option holder. Compensation expense is recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to Common Shares, along with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation.

  The Company's restricted share unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized in general and administrative expenses with a corresponding amount included in equity as contributed surplus. The contributed surplus balance is reduced and credited to Common Shares as shares are issued in satisfaction of the share units. Restricted share units granted under this plan may be subject to either cliff or graded vesting. Compensation expense for awards with cliff or

44 Granite Real Estate Inc. 2012

  graded vesting is recognized on a straight-line basis over the period from the grant date to the final vesting date.

  Compensation expense and a corresponding liability are recognized for deferred share units ("DSUs") based on the market value of the underlying shares. During the period in which the DSUs are outstanding, the liability is adjusted for changes in the market value of the underlying stock, with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur.

  The stock-based compensation plans are described in note 13.

(n)   Income Taxes

  The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized. Management's estimates used in establishing the Company's tax provision are subject to uncertainty. Actual results may be materially different from such estimates.

  The Company accounts for uncertain tax positions by evaluating if the available evidence indicates it is more likely than not, based on technical merits, that the position will be sustained on audit, including resolutions of related appeals or litigation processes, if any. The Company measures the appropriate amount of the benefit to recognize which is the maximum amount that is more likely than not to be realized. The tax position is reversed when it is no longer more likely than not capable of being sustained. The maximum amount which is more likely than not to be recognized at each reporting date will represent management's best estimate, given the information available at the reporting date, although the outcome of the tax position is not absolute or final.

(o)   Use of Estimates

  The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that the estimates utilized in preparing the consolidated financial statements are reasonable and prudent; however, actual results could differ from those estimates.

(p)   Comparative Amounts

  The Company has added separate line items for real estate and fixed asset additions on the consolidated statements of cash flows for the years ended December 31, 2011 and 2010 to conform to the current year's presentation.

(q)   Revenue Recognition — Racing & Gaming Business

  Racing revenues included pari-mutuel wagering revenues, gaming revenues and non-wagering revenues. Pari-mutuel wagering revenues associated with horseracing were recorded on a daily basis. Pari-mutuel wagering revenues were recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are included in "purses, awards and other" in discontinued operations (note 21).

  Gaming revenues represented the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons, and was recorded at the time wagers were made. The costs associated with gaming revenues represented statutory required amounts distributed to the state as tax and to the horsemen to supplement purses and are included in "purses, awards and other" in discontinued operations (note 21).

Granite Real Estate Inc. 2012 45

  Non-wagering revenues included totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues. Revenues derived principally from totalisator equipment sales were recognized upon shipment or acceptance of the equipment by the customer depending on the terms of the underlying contracts. Revenues generated from service contracts in the provision of totalisator services were recognized when earned based on the terms of the service contract. Revenues from food and beverage sales and program sales were recorded at the time of sale. Revenues from admissions and parking were recorded on a daily basis, except for seasonal amounts which were recorded rateably over the racing season. Revenues from sponsorship and rental fees were recorded rateably over the terms of the respective agreements or when the related event occurred.

(r)    Advertising — Racing & Gaming Business

  Costs incurred for producing advertising associated with horseracing and slot operations were generally expensed when the advertising program commenced. Costs incurred with respect to promotions for specific live race days were expensed on the applicable race day.

(s)   Accounting Changes

  Fair Value Measurement

  In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS")". The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The amendments are applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04, effective January 1, 2012, did not have any impact on the Company's consolidated financial statements except for additional disclosure requirements when applicable particularly in relation to Level 3 fair value measurements.

  Comprehensive Income

  In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity, and requires the presentation of components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. ASU 2011-05 is effective, on a retrospective basis, for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-05, effective January 1, 2012, did not have any impact on the Company's consolidated financial statements.

46 Granite Real Estate Inc. 2012

2.  REAL ESTATE PROPERTIES, NET

(a)
Real estate properties consist of:
As at December 31,	2012	2011
		(previously in US dollars — note 1(c))
Income-producing properties
Land and improvements	$202,196	$202,753
Buildings, parking lots and roadways — cost	1,457,122	1,441,086
Buildings, parking lots and roadways — accumulated depreciation	(527,577)	(491,615)

	1,131,741	1,152,224
Development properties
Properties under development	4,417	2,556

	$1,136,158	$1,154,780

  During the year, the Company disposed of a 138 thousand square foot income-producing property for net proceeds of $1.2 million and recorded a nominal loss on disposal.

(b)
Future minimum rental payments to be received under operating leases in effect at December 31, 2012, substantially all of which are with Magna, are shown in the following table. These amounts are determined using foreign exchange rates as at December 31, 2012, and include contracted fixed rent increases but exclude any future Consumer Price Index increases and rents from any renewals on lease expiry.
2013	$180,320
2014	159,729
2015	155,982
2016	152,218
2017	144,822
Thereafter	179,540

$972,611

3.  NOTE RECEIVABLE

On May 16, 2011, the sale of Lone Star LP was completed and the unsecured creditors of MEC received the first U.S. $20.0 million of the net proceeds from the sale and the Company received U.S. $25.8 million, net of a working capital adjustment and closing costs. The net proceeds received by the Company of U.S. $25.8 million consisted of U.S. $10.8 million in cash, U.S. $0.5 million of which was being held in escrow to cover any potential claims by the purchaser and a note receivable of U.S. $15.0 million. The note receivable bears interest at 5.0% per annum and was payable in three U.S. $5.0 million instalments plus accrued interest every nine months on February 15, 2012, November 15, 2012 and August 15, 2013. The note receivable is unsecured and has been guaranteed by the parent company of the purchaser. In connection with the Arrangement, the proceeds from the sale of Lone Star LP are shared equally between the Company and the Stronach Shareholder. Payments are made to the Stronach Shareholder who remits 50% of those payments to the Company pursuant to the terms of the Arrangement.

The Company received its portion of the first and second instalments of the note receivable of $2.5 million each plus accrued interest of $0.3 million and $0.2 million on February 21 and November 16, 2012 respectively. During the third quarter of 2012, the Company and the Stronach Shareholder agreed to forgive U.S. $250 thousand collectively of the amount being held in escrow as settlement of a claim by the purchaser.

Granite Real Estate Inc. 2012 47

4.  FIXED ASSETS, NET

Fixed assets consist of:

As at December 31,	2012	2011
		(previously in US dollars — note 1(c))
Office equipment	$1,246	$—
Leasehold improvements	920	—
Computer hardware and software	648	507

	2,814	507
Accumulated depreciation	(977)	(471)

	$1,837	$36

5.  OTHER ASSETS

Other assets consist of:

As at December 31,	2012	2011
		(previously in US dollars — note 1(c))
Tenant inducements	$2,171	$1,976
Deferred leasing costs	1,041	1,195
Deferred financing costs	222	—
Long-term receivables	98	427

	$3,532	$3,598

6.  INCOME TAXES

(a)
The details of income (loss) before income taxes from continuing operations, by jurisdiction, are as follows:
Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Domestic	$10,294	$(10,327)	$(3,787)
Foreign	75,488	63,881	106,624

Income before income taxes	$85,782	$53,554	$102,837

48 Granite Real Estate Inc. 2012

(b)
The provision for (recovery of) income taxes from continuing operations differs from the expense that would be obtained by applying Canadian statutory tax rates as a result of the following:
Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Expected income taxes at the Canadian statutory tax rate of 26.5% (2011 — 28.25%, 2010 — 31%)	$22,732	$15,129	$31,879
Foreign rate differentials	(9,072)	(9,261)	(11,491)
Change in provisions for uncertain tax positions and tax filings	(996)	(247)	—
Non-deductible expenses	(374)	1,606	1,496
Effect of change in tax rates	546	—	—
Impairment recovery relating to loans receivable from MEC	—	—	5,605
Purchase price consideration adjustment	—	—	(8,175)
Tax resulting from internal amalgamation (note 6(h))	—	(12,892)	12,892
Withholding taxes and other items	1,609	1,277	2,228

Income tax expense (recovery)	$14,445	$(4,388)	$34,434

(c)
The details of the income tax expense (recovery) from continuing operations are as follows:
Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Current income tax expense (recovery):
Domestic	$2,481	$(11,852)	$13,401
Foreign	17,091	10,991	10,379

	19,572	(861)	23,780

Future income tax expense (recovery):
Domestic	(700)	805	(117)
Foreign	(4,427)	(4,332)	10,771

	(5,127)	(3,527)	10,654

Income tax expense (recovery)	$14,445	$(4,388)	$34,434

(d)
A future income tax provision (recovery) from continuing operations has been recognized on temporary differences, which consist of the following:
Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Changes in tax value of assets from book value	$(4,205)	$(4,707)	$3,566
Impairment provision relating to loans receivable from MEC	—	—	5,605
Other	(922)	1,180	1,483

Total future tax expense (recovery)	$(5,127)	$(3,527)	$10,654

Granite Real Estate Inc. 2012 49

(e)
Future tax assets consist of the following temporary differences:
As at December 31,	2012	2011
		(previously in US dollars — note 1(c))
Tax value of assets in excess of book value	$3,924	$1,292

(f)
Future tax liabilities consist of the following temporary differences:
As at December 31,	2012	2011
		(previously in US dollars — note 1(c))
Book value of assets in excess of tax value	$24,083	$25,802
Other	3,543	4,422

Total future tax liabilities	$27,626	$30,224

(g)
Net cash payments of income taxes amounted to $29.3 million for the year ended December 31, 2012 (2011 — $15.1 million; 2010 — $10.4 million).

(h)
The Company conducts operations in a number of countries with varying statutory rates of taxation. Judgement is required in the estimation of income taxes and future income tax assets and liabilities, in each of the Company's operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that future income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such future income tax assets. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

  During 2010, an internal amalgamation was undertaken with the unintended result of causing the Company to incur a $12.9 million tax liability which was recorded as a current tax expense during 2010. During the year ended December 31, 2011, the Ontario Superior Court of Justice accepted the Company's application to have the amalgamation set aside and cancelled with the result that a current income tax recovery of $12.9 million was recorded during the year ended December 31, 2011.

  As at December 31, 2012, the Company had $13.2 million (2011 — $10.9 million) of unrecognized income tax benefits (including $0.9 million (2011 — $0.7 million) of related accrued interest and penalties), all of which could ultimately reduce the Company's effective tax rate. The Company is currently under audit in Canada, the United States, Germany and Mexico. The Company believes that it has adequately provided for reasonably foreseeable outcomes related to the tax examinations and that any settlement will not have a material adverse effect on our consolidated financial position or results from operations. However, the Company cannot predict with any level of certainty the exact nature of any future possible settlements.

50 Granite Real Estate Inc. 2012

  A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Unrecognized tax benefits balance, beginning of year	$10,885	$10,388	$8,704
Increases (decreases) for tax positions of prior years	598	(247)	—
Increases for tax positions of current year	1,782	826	2,081
Foreign currency impact	(82)	(82)	(397)

Unrecognized tax benefits balance, end of year	$13,183	$10,885	$10,388

  It is reasonably possible that the gross unrecognized tax benefits, as of December 31, 2012, could decrease in the next 12 months by an estimated $3.6 million to $4.9 million (2011 — $0.3 million; 2010 — nil) relating primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing authorities and the settlement of current tax examinations.

  For the year ended December 31, 2012, $0.1 million of interest and penalties was recorded (2011 — nil; 2010 — nil) as part of the provision for income taxes in the consolidated statements of income (loss).

  As at December 31, 2012, the following tax years remained subject to examination by the major tax jurisdictions:

Major Jurisdictions
Canada	2007 through 2012
United States	2007 through 2012
Mexico	2007 through 2012
Austria	2009 through 2012

  At December 31, 2012, the Company had capital loss carryforwards totalling approximately $594 million that do not expire. In addition, Granite has Foreign Investment in Real Property Tax Act losses of approximately $513.5 million that are available to offset any future U.S. capital gains and expire in 2015 and 2017. A full valuation allowance is required related to both of these losses as sufficient uncertainty exists regarding the realization of the future tax asset.

7.  SENIOR UNSECURED DEBENTURES, NET

(a)
Senior Unsecured Debentures

  On December 22, 2004, Granite issued $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. The Debentures rank equally with all Granite's existing and future senior unsecured indebtedness.

  The Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a Debenture, a price equal to which, if the Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 42.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of December 22, 2016. At December 31, 2012, all of the Debentures remained outstanding.

  Interest on the Debentures is payable on a semi-annual basis. The unamortized portion of the $3.1 million of expenses incurred in connection with the issuance of the Debentures is presented as a reduction of the carrying amount on the Company's consolidated balance sheets. These costs, together with the discount

Granite Real Estate Inc. 2012 51

  in the issue price of the Debentures of $1.1 million, are being accreted into the carrying value of the Debentures over the term to maturity with a corresponding charge to interest expense.

(b)
The Company's net interest expense, including interest expense and other financing costs on bank indebtedness (note 9) and the senior unsecured debentures, is comprised as follows:
Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Gross interest cost	$16,882	$17,647	$19,243
Less: interest capitalized	(491)	(1,193)	(183)

Interest expense	16,391	16,454	19,060
Interest income	(520)	(705)	(307)

Interest expense, net	$15,871	$15,749	$18,753

  Interest capitalized relates to real estate properties under development.

  Gross interest cost consists of the following:

Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Interest on indebtedness initially incurred for a term of more than one year	$16,385	$16,400	$16,572
Other interest	497	1,247	2,671

	$16,882	$17,647	$19,243

  Consolidated interest paid in cash for the year ended December 31, 2012 was $16.7 million (2011 — $17.6 million; 2010 — $18.0 million).

8.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at December 31,	2012	2011
		(previously in US dollars — note 1(c))
Accounts payable	$5,558	$4,538
Accrued salaries and wages	3,913	1,549
Accrued interest payable	387	387
Accrued construction payable	8,167	4,233
Accrued director share-based compensation	2,283	986
Other accrued liabilities	6,156	2,748

	$26,464	$14,441

9.  BANK INDEBTEDNESS

At December 31, 2012 the Company had an unsecured senior revolving credit facility in the amount of $50 million that was available by way of Canadian, U.S. dollar or euro denominated loans or letters of credit (the "2012 Granite Credit Facility") and was scheduled to mature on February 7, 2014. The 2012 Granite Credit Facility provided the Company with the ability to increase the amount of the commitment by an

52 Granite Real Estate Inc. 2012

additional aggregate principal amount of up to $25 million with the consent of the participating lenders. Interest on drawn amounts was calculated based on an applicable margin determined by the Company's external credit rating. During 2012, the Company was subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or Canadian dollar bankers' acceptance rate) depending on the currency the Company borrowed in plus an applicable margin of up to 1.75%. No amounts were drawn under the Company's credit facility as at December 31, 2012. The Company did not have a credit facility as at December 31, 2011.

At December 31, 2012, the Company did not have any issued letters of credit outstanding (2011 — $0.1 million).

On February 1, 2013, the Company replaced the $50 million credit facility noted above and entered into an unsecured senior revolving credit facility in the amount of $175 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2015. However, the Company has the option to extend the maturity date by one year to February 1, 2016, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides the Company with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $75 million with the consent of the participating lenders.

Interest on drawn amounts will be calculated based on an applicable margin determined by the Company's external credit rating. Based on Granite's current credit rating, the Company would be subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or Eurocurrency rate) depending on the currency the Company borrows in plus an applicable margin of up to 1.63%.

10.  SHARE CAPITAL

Prior to June 30, 2011, the Company had two classes of outstanding share capital: Class A Subordinate Voting Shares and Class B Shares. In accordance with the Arrangement (note 1), on June 30, 2011 the Company's Articles were amended to delete the Class B Shares from the authorized capital of Granite and to make non-substantive consequential changes to its Articles including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares. On June 30, 2011, 363,414 Class B Shares held by the Stronach Shareholder were purchased for cancellation upon the transfer to the Stronach Shareholder of the Arrangement Transferred Assets & Business. The remaining 183,999 Class B Shares were purchased for cancellation in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share which were renamed Common Shares.

Granite Real Estate Inc. 2012 53

Changes in the Company's share capital for the years ended December 31, 2012, 2011 and 2010 are shown in the following table:

	Common Shares		Class B Shares		Total
	Number (000s)	Stated Value	Number (000s)	Stated Value	Number (000s)	Stated Value
	(previously in US dollars — note 1(c))
Shares issued and outstanding, January 1 and December 31, 2010	46,161	$2,102,392	547	$24,957	46,708	$2,127,349
Issued on exercise of stock options	490	8,735	—	—	490	8,735
Purchase for cancellation:
Stronach Shareholder	—	—	(363)	(16,569)	(363)	(16,569)
Non-Stronach Shareholders	220	8,388	(184)	(8,388)	36	—

Shares issued and outstanding, December 31, 2011	46,871	2,119,515	—	—	46,871	2,119,515
Issued on exercise of stock options	30	1,143	—	—	30	1,143
Issued on settlement of share units	15	350	—	—	15	350
Repurchase for cancellation	(83)	(3,752)	—	—	(83)	(3,752)

Shares issued and outstanding, December 31, 2012	46,833	$2,117,256	—	$—	46,833	$2,117,256

On November 25, 2011, the Toronto Stock Exchange ("TSX") accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB") to purchase up to 3,998,589 Common Shares, representing approximately 10% of the public float and 8.5% of the issued and outstanding Common Shares. The NCIB terminated on November 28, 2012. Purchases of Common Shares were made at the market price at the time of purchase and all Common Shares purchased were cancelled. As at December 31, 2012, the Company has repurchased 82,980 Common Shares for cash consideration of $2.7 million. The $1.1 million excess of the weighted average consideration originally received for the Common Shares repurchased over the cash paid was charged to contributed surplus (note 11).

11.  CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Contributed surplus, beginning of year	$62,215	$63,542	$63,083
Repurchase of Common Shares (note 10)	1,058	—	—
Transfer to share capital	(537)	(1,712)	—
Stock-based compensation	319	385	459

Contributed surplus, end of year	$63,055	$62,215	$63,542

54 Granite Real Estate Inc. 2012

12.  ACCUMULATED OTHER COMPREHENSIVE LOSS

Changes in the Company's accumulated other comprehensive loss are shown in the following table:

Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Accumulated other comprehensive loss, beginning of year	$(396,115)	$(396,671)	$(293,128)
Foreign currency translation adjustment(i)	(8,669)	1,076	(103,381)
Recognition of foreign currency translation gain in net income (loss)(ii)	—	—	(43)
Change in net unrecognized actuarial pension loss	—	—	(119)
Reclassification to net income (loss) of foreign currency translation gain of discontinued operations upon deconsolidation(iii)	—	(639)	—
Reclassification to net income (loss) of net unrecognized actuarial pension loss of discontinued operations upon deconsolidation(iii)	—	119	—

Accumulated other comprehensive loss, end of year(iv)	$(404,784)	$(396,115)	$(396,671)

(i)
The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the Canadian dollar. The foreign currency translation losses for the years ended December 31, 2012 and 2010 are primarily due to the weakening of the euro and the U.S. dollar against the Canadian dollar. The foreign currency translation gain for the year ended December 31, 2011 is primarily due to the strengthening of the U.S. dollar against the Canadian dollar, partially offset by the weakening of the euro against the Canadian dollar.

(ii)
For the year ended December 31, 2010, $0.1 million included in "other gains, net" represents the remaining foreign currency translation gain realized from the final liquidation of a foreign operation.

(iii)
Included in "income (loss) from discontinued operations, net of income tax" on the consolidated statements of income (loss) for the year ended December 31, 2011 is the reclassification to net income (loss) of a $0.6 million foreign currency translation gain and a $0.1 million unrecognized actuarial pension loss associated with the Racing & Gaming Business upon deconsolidation.

(iv)
Accumulated other comprehensive loss consists of:
As at December 31,	2012	2011
		(previously in US dollars — note 1(c))
Foreign currency translation adjustment	$(404,784)	$(396,115)

13.  STOCK-BASED COMPENSATION

Stock Options

On August 29, 2003, the Board of Directors approved the Incentive Stock Option Plan (the "Granite Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the Granite Plan were approved by the Company's shareholders at the May 11, 2007 annual and special meeting, and became effective on June 6, 2007. At December 31, 2012, a maximum of 2.09 million Common Shares are available to be issued under the Granite Plan.

The Company historically granted stock options to certain directors and officers to purchase Common Shares. Options expire on the 10th anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by the Company with each recipient of options. No stock options have been granted since August 2010.

Granite Real Estate Inc. 2012 55

A reconciliation of the changes in stock options outstanding is presented below:

	2012		2011		2010
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Outstanding, beginning of year	235	$31.99	835	$22.66	882	$24.50
Granted	—	—	—	—	95	12.90
Exercised	(30)	31.85	(490)	14.22	—	—
Cancelled or forfeited	—	—	(110)	31.85	(142)	27.55

Outstanding, end of year	205	$32.01	235	$31.99	835	$22.66

The total intrinsic values of options exercised in 2012 and 2011 were $0.6 million and $6.4 million, respectively. On January 4, 2013, 50,000 stock options were exercised by a former officer of the Company.

The following table provides further detail with respect to options outstanding and exercisable at December 31, 2012:

Options Outstanding and Exercisable
Number (000s)	Exercise Price	Weighted Average Remaining Life in Years
95	$31.85	0.7
50	35.62	2.0
50	32.21	4.7
10	14.54	6.9
205	$32.01	2.3

The Company estimates the fair value of stock options at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide the only measure of the fair value of the Company's stock options.

The weighted average assumptions used in determining the fair value of the stock options granted are shown in the table below:

Years ended December 31,	2012	2011	2010
Risk-free interest rate	—	—	1.3%
Expected dividend yield	—	—	3.3%
Expected volatility of Common Shares	—	—	58.7%
Weighted average expected life (years)	—	—	2.0
Weighted average fair value per option granted	—	—	$3.50

56 Granite Real Estate Inc. 2012

Deferred Share Units

Effective November 3, 2003, Granite established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional deferred share units ("DSUs") whose value reflects the market price of the Company's Common Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Common Shares. The DSP also takes into account any dividends paid on the Common Shares. Effective January 1, 2008, the DSP was amended such that directors were required to receive at least 50% of their Board retainer fees in DSUs. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Common Shares in exchange for DSUs.

A reconciliation of the changes in DSUs outstanding is presented below:

Years ended December 31,	2012	2011	2010
Outstanding, beginning of year	31	156	116
Granted	30	35	52
Redeemed	—	(160)	(12)

Outstanding, end of year	61	31	156

During the year ended December 31, 2011, 160,137 DSUs were redeemed by the former directors of the Company following completion of the Arrangement for cash proceeds of $4.7 million. During the year ended December 31, 2010, 11,640 DSUs were redeemed by a director, who left the Board in 2009, for cash proceeds of $0.1 million.

Restricted Share Units

Effective August 7, 2011, Granite established an Executive Share Unit Plan (the "Share Plan"). The Share Plan is designed to provide equity-based compensation in the form of share units to executives and other key employees (the "Participants"). The maximum number of Common Shares which may be issued pursuant to the Share Plan is 1.0 million. The Share Plan entitles a Participant to receive one Common Share for each share unit or a cash payment equal to the market value of the share unit, which on any date is the volume weighted average trading price of a Common Share on the TSX or New York Stock Exchange over the preceding five trading days. Vesting conditions in respect of a grant are determined by the Compensation Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of share units. The Share Plan also provides for the accrual of dividend equivalent amounts based on dividends paid on the Common Shares. Share units are, unless otherwise agreed, settled within 60 days following vesting. During the second quarter of 2012, the Company received shareholder approval of the Share Plan and the settlement of share units by the issuance of Common Shares.

A reconciliation of the changes in share units is presented below:

	2012		2011
Years ended December 31,	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Outstanding, beginning of year	26	$25.42	—	$—
Granted	40	35.61	38	25.38
Settled	(24)	25.69	(12)	25.28
Forfeited	(4)	25.42	—	—

Outstanding, end of year	38	$35.63	26	$25.42

Granite Real Estate Inc. 2012 57

During the year ended December 31, 2012, 15 thousand share units, with a weighted average grant date fair value of $25.75, vested and were settled with the issuance of Common Shares. Also during the year ended December 31, 2012, prior to receiving shareholder approval of the settlement of share units by the issuance of Common Shares, nine thousand share units, with a weighted average grant date fair value of $25.59, were settled for cash in the amount of $0.3 million. During the year ended December 31, 2011, 12 thousand share units, with a weighted average grant date fair value of $25.28, were settled for cash in the amount of $0.4 million. At December 31, 2012, unrecognized compensation cost related to the Share Plan was $0.9 million, which will be amortized over the weighted average remaining requisite service period of approximately 2.0 years.

Stock-based compensation expense for the year ended December 31, 2012 was $1.8 million, which includes $1.3 million pertaining to DSUs and $0.5 million pertaining to share units. During the year ended December 31, 2011, the Company recognized stock-based compensation expense of $2.4 million which includes a $1.6 million pertaining to DSUs and $0.8 million pertaining to share units. During the year ended December 31, 2010, the Company recognized stock-based compensation expense of $3.5 million, which includes $3.0 million pertaining to DSUs and $0.5 million pertaining to stock options.

14.  WRITE-DOWN OF LONG-LIVED ASSETS

Write-downs relating to long-lived assets have been recognized as follows:

Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Continuing operations
Industrial properties — Europe(i)	$—	$16,738	$—
Commercial office — U.S.(ii)	—	2,735	—

	—	19,473	—

Discontinued operations — Arrangement Transferred Assets & Business
Development properties — Land and improvements(iii)	—	—	40,959
XpressBet®(iv)	—	—	3,540

	—	—	44,499

	$—	$19,473	$44,499

(i)
During the fourth quarter of 2011, the Company recorded a $16.7 million write-down of two income producing properties in Austria and Germany. The Company obtained information related to the leasing of these properties that indicated the existence of potential impairments and the inability to recover their carrying values. The write-downs represent the excess of the carrying values of the assets over the estimated fair values determined by the present value of the expected future cash flows from the leased properties. The write-downs reduced the cost of each property's land and building values.

(ii)
In the second quarter of 2011, the Company recorded a $2.7 million write-down of a revenue-producing commercial office building. The write-down represents the excess of the carrying value of the asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property. The write-downs reduced the cost of the building.

(iii)
During the year ended December 31, 2010, the Company recorded impairment charges of $41.0 million relating to parcels of land held for development located in California, Florida, Michigan and Ilz, Austria. In connection with the Arrangement, in the fourth quarter of 2010 (note 1), the Company obtained information related to the above noted properties that indicated the existence of potential impairments and inability to recover the carrying value. The write-down represents the excess of the carrying value of the assets over the estimated fair values based on external real estate appraisals. The write-down

58 Granite Real Estate Inc. 2012

  reduced the cost of the land and was included in discontinued operations for the year ended December 31, 2010 (note 21).

(iv)
During the year ended December 31, 2010, XpressBet®'s operations were adversely impacted by certain credit card companies choosing to block otherwise exempt internet gambling related transactions. As a result, the 2011 business plan reflected reductions in estimated future cash flows based on lower expectations for growth and profitability as it was anticipated that it would require additional time and investment to re-acquire customers that either reduced or ceased their account wagering activity. Accordingly, during the year ended December 31, 2010, XpressBet® recorded an impairment charge of $3.2 million relating to goodwill and $0.3 million relating to its trademark which is included in discontinued operations for the year ended December 31, 2010 (note 21).

  During the year ended December 31, 2010, an unconsolidated joint venture of the Racing & Gaming Business recorded a write-down of goodwill in the amount of $29.4 million for which the Company's share of the write-down was $15.0 million which is included in discontinued operations on the consolidated statements of income (loss) (note 21).

15.  ACQUISITION OF MEC TRANSFERRED ASSETS

The Company accounted for the transfer of the MEC Transferred Assets, in consideration for satisfying the Company's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities (all as defined in note 19(a)), with an estimated fair value of U.S. $346.4 million less U.S. $40.0 million of cash acquired at April 30, 2010 and the cash payment of U.S. $89.0 million to the unsecured creditors of MEC plus U.S. $1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the Creditors' Committee, under the acquisition method of accounting. Accordingly, the fair value of the consideration was allocated to the net assets acquired and liabilities assumed based on the determination of fair values at April 30, 2010. Determination of fair value required the use of significant assumptions and estimates including future expectant cash flows and applicable discount rates and the use of third party valuations.

During the measurement period, the total purchase price consideration of U.S. $396.9 million was retrospectively adjusted by $20.4 million to the date of acquisition on April 30, 2010, due to additional information obtained relating to certain preliminary amounts previously recorded for the assets acquired and liabilities assumed. The total purchase price consideration adjustment of $20.4 million is comprised of the following items:

2010
(previously in US dollars — note 1(c))
Directors' and officers' insurance proceeds(i)	$8,443
Bankruptcy claims(ii)	11,169
Proceeds from the sale of Lone Star LP(iii)	(578)
Changes in fair value of net assets retained under the Plan(iv)	1,405

Purchase price consideration adjustment	$20,439

(i)
Directors' and officers' insurance proceeds

  Under the Plan, rights of the Company and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of the Company and MEC and their respective affiliates. At April 30, 2010, the Company was in continued discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. During the measurement period, settlement agreements were subsequently entered into in September 2010 and October 2010 with the insurers, resulting in the Company receiving compensation of $5.9 million and $2.5 million, respectively. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized a retrospective adjustment of $8.4 million to the purchase price consideration and related allocations to the MEC Transferred Assets on April 30, 2010.

Granite Real Estate Inc. 2012 59

(ii)
Bankruptcy claims

  At April 30, 2010, the settlement of allowed administrative, priority and other claims which the Company assumed under the Plan were ongoing and subject to court approval. Consequently, at each reporting date during the measurement period, the Company made estimates of such settlements based on claims that were resolved, continued to be objected to and/or negotiated and claims which were pending court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $11.2 million as a result of information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company recognized a retrospective adjustment of $11.2 million to the purchase price consideration and related allocations to the MEC Transferred Assets on April 30, 2010.

(iii)
Proceeds from the sale of Lone Star LP

  At April 30, 2010, the Company estimated the expected proceeds from the sale of Lone Star LP. During the measurement period, the Company revised its estimates relating to the expected proceeds as a result of information obtained relating to the estimated closing costs and Lone Star LP's anticipated working capital position. Accordingly, the Company recognized a retrospective adjustment of $0.6 million to the purchase price consideration and related allocations to the MEC Transferred Assets on April 30, 2010.

(iv)
Changes in fair value of net assets retained under the Plan

  At April 30, 2010, the Company estimated the working capital, including pre-petition accounts receivable on account of track wagering and litigation and other accruals, of the MEC Transferred Assets under the Plan. During the measurement period, the Company revised its estimates relating to pre-petition accounts receivable relating to track wagering and litigation accruals and other liabilities as a result of information obtained relating to the estimated and/or actual settlement of such amounts. As a result of changes in fair value of the MEC Transferred Assets, there was a corresponding change in the determination of future tax balances associated with differences between estimated fair value and the tax basis of assets acquired and liabilities assumed. Accordingly, the Company recognized a retrospective adjustment of $1.4 million to the purchase price consideration and related allocations to the MEC Transferred Assets on April 30, 2010.

60 Granite Real Estate Inc. 2012

16.  EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share are computed as follows:

Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Income from continuing operations	$71,337	$57,942	$68,403
Income (loss) from discontinued operations	—	94,449	(121,269)

Net income (loss)	$71,337	$152,391	$(52,866)

Weighted average number of Common and Class B Shares outstanding (in thousands)	46,855	46,888	46,708
Adjustment:
Stock options and share units	21	82	—

	46,876	46,970	46,708

Basic earnings (loss) per Common or Class B Share
— from continuing operations	$1.52	$1.24	$1.47
— from discontinued operations	—	2.01	(2.60)

	$1.52	$3.25	$(1.13)

Diluted earnings (loss) per Common or Class B Share
— from continuing operations	$1.52	$1.23	$1.47
— from discontinued operations	—	2.01	(2.60)

	$1.52	$3.24	$(1.13)

The computation of diluted earnings (loss) per share for the year ended December 31, 2012 excludes the effect of the potential exercise of 50,000 (2011 — 225,000; 2010 — 881,544) options to acquire Common Shares of the Company because these options were not "in the money".

17.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:
Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Straight-line rent adjustment	$1,526	$1,353	$1,093
Stock-based compensation expense	1,616	1,994	3,459
Depreciation and amortization	42,773	42,701	42,413
Future income taxes	(5,127)	(3,527)	10,654
Foreign exchange forward contracts	359	—	(10)
Amortization of issuance costs and accretion of discount of Debentures	353	353	353
Amortization of deferred financing costs	188	—	—
Foreign exchange on note receivable	174	(409)	—
Write-down of long-lived assets	—	19,473	—
Purchase price consideration adjustment	—	—	(20,439)
Impairment recovery related to loans receivable from MEC	—	—	(10,037)
Other	480	94	(163)

	$42,342	$62,032	$27,323

Granite Real Estate Inc. 2012 61

(b)
Changes in non-cash working capital balances are shown in the following table:
Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Accounts receivable	$2,945	$(3,912)	$(1,067)
Prepaid expenses and other	(100)	5,673	(5,601)
Accounts payable and accrued liabilities	6,515	(9,530)	(5,601)
Income taxes	(8,926)	(5,347)	13,984
Deferred revenue	3,055	4,819	(2,583)
Restricted cash	(522)	—	—
Loans receivable from MEC, net	—	—	(615)

	$2,967	$(8,297)	$(1,483)

(c)
Non-cash investing and financing activities

On April 30, 2010, the Company acquired the MEC Transferred Assets with the purchase price being settled by the outstanding MEC loans of U.S. $347.1 million and cash payments aggregating U.S. $90.5 million.

On June 30, 2011, the Company cancelled 363,414 Class B Shares upon the disposition of the Arrangement Transferred Assets & Business (note 1). In addition, the remaining 183,999 Class B Shares were purchased for cancellation for Class A Subordinate Voting Shares which were renamed Common Shares.

During 2012, 15 thousand Common Shares were issued under the Company's Share Plan (note 13).

18.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

(a)   Fair Value

  The Company has determined the estimated fair values of its consolidated financial instruments using available market information and appropriate valuation methodologies. However, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company would realize in a current market exchange. The methods and assumptions used to estimate the fair value of financial instruments are described below:

  Note receivable

  The fair value of the note receivable approximates its carrying value as it bears interest at current market rates.

  Accounts receivable, cash and cash equivalents, restricted cash, accounts payable and accrued liabilities

  Due to the short period to maturity of these instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair value.

  Senior unsecured debentures

  The fair value of the senior unsecured debentures is determined using the quoted market price of the senior unsecured debentures. At December 31, 2012, the fair value of the senior unsecured debentures was approximately $294.2 million (2011 — $291.8 million).

62 Granite Real Estate Inc. 2012

(b)   Credit Risk

  The Company's consolidated financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and note receivable.

  Cash and cash equivalents include short-term investments, such as commercial paper, which are only invested in governments and corporations with a minimum credit rating of A- (based on Standard & Poor's rating scale) or A3 (based on Moody's Investor Services' rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government or corporation. The Company does not have investments in asset-backed commercial paper.

  Magna contributed approximately 97% of the Company's rental revenue. As at December 31, 2012 and 2011, the Company's allowance for doubtful accounts in "accounts receivable" on the consolidated balance sheets was a nominal amount.

  The credit risk associated with the note receivable is mitigated by the guarantee provided by the parent company of the note holder (note 3). Exposure to losses on the note receivable is dependent on the note holder's financial condition. The Company monitors its exposure throughout the year.

(c)   Interest Rate Risk

  The Company's consolidated results of operations are primarily exposed to interest rate risk on its credit facility. As there was no outstanding balance on this financial liability as at December 31, 2012, a 50 basis point change in annual interest rates, with all other variables held constant, would have no impact on the consolidated "interest expense and other financing costs, net" for the year ended December 31, 2012.

  The Company is also exposed to interest rate risk on short-term investments with maturities of up to three months from the date of acquisition that are included in "cash and cash equivalents" on the Company's consolidated balance sheets. The balance of the Company's short-term investments fluctuates depending on the timing of the Company's operating cash flows, capital expenditures and other liquidity requirements. Assuming the balance of short-term investments at December 31, 2012 were outstanding throughout the entire year then ended, a 50 basis point change in annual interest rates, with all other variables held constant, would have impacted consolidated "interest expense and other financing costs, net" for the year ended December 31, 2012 by approximately $0.2 million.

(d)   Currency Risk

  The Company is structured such that its foreign operations are self-sustaining. As a result, the Company's currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument.

  The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At December 31, 2012, the Company held two foreign exchange forward contracts to purchase $12.8 million and sell euro 10.0 million. One contract matures on January 15, 2013 and the other on March 14, 2013. These contracts were entered into by the Company to mitigate its foreign exchange exposure on its net cash flows. Based on the foreign exchange rates at December 31, 2012, the fair value of these foreign exchange forward contracts at December 31, 2012 was a liability of $0.4 million, which is included in "accounts payable and accrued liabilities" on the Company's consolidated balance sheets. At December 31, 2011, the Company did not have any foreign exchange forward contracts outstanding.

Granite Real Estate Inc. 2012 63

(e)   Derivative Financial Instruments

  The following tables summarize the impact of these derivative financial instruments on the Company's consolidated financial statements as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010:

At at December 31,	2012	2011
Derivatives not designated as hedging instruments
Foreign exchange forward contracts
— included in accounts payable and accrued liabilities	$359	$—

		Amount of Gains Recognized in Income on Derivatives
	Location of Gains Recognized in Income on Derivatives
Years ended December 31,		2012	2011	2010
			(previously in US dollars — note 1(c))
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Gains	$566	$—	$10

(f)    Fair Value Measurements

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy which is summarized below:

  Level 1: Fair value determined based on quoted prices in active markets for identical assets or liabilities.

  Level 2: Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

  Level 3: Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

As at December 31, 2012	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$51,073	$—	$—
Restricted cash	522	—	—

Assets carried at fair value	$51,595	$—	$—

Liabilities carried at fair value
Foreign exchange forward contracts(i)	$—	$359	$—

64 Granite Real Estate Inc. 2012

As at December 31, 2011	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(previously in US dollars — note 1(c))
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS
Cash and cash equivalents	$56,908	$—	$—

ASSETS CARRIED AT FAIR VALUE ON A NON-RECURRING BASIS
Income-producing properties(ii)	$—	$—	$12,774

(i)
Foreign exchange forward contracts are a Level 2 fair value measurement as the fair value of the contracts is determined based on foreign exchange rates in effect at December 31, 2012.

(ii)
During the year ended December 31, 2011, two income-producing properties with an aggregate cost of $29.2 million were written down to an aggregate fair value of $12.8 million (note 14). This is a Level 3 fair value measurement as the fair value of the income-producing properties was determined based on the present value of estimated future cash flows from the leased property.

19.  TRANSACTIONS WITH RELATED PARTIES

In 2011, the Company agreed to pay reasonable legal and advisory fees of certain Class A Shareholders incurred in connection with the Arrangement. In accordance with such agreement, a $2.1 million payment was made to a company owned by an individual who became Chairman of the Board of Directors following the completion of the Arrangement, for legal and advisory services relating to the Arrangement.

On July 1, 2011, following completion of the Arrangement, Mr. Frank Stronach no longer serves as the Chairman and Chief Executive Officer of the Company and the Stronach Shareholder no longer has a controlling interest in the Company. Consequently, Mr. Stronach and the Company ceased to be related parties for accounting purposes. Furthermore, effective July 1, 2011, the Company and Magna are no longer considered to be related parties for accounting purposes due to the factors noted above.

The transactions with Mr. Stronach, Magna and MEC that occurred while related with the Company prior to the completion of the Arrangement on June 30, 2011 are noted below.

(a)   Loans to MEC

  The outstanding balances of the loans receivable from MEC were settled on April 30, 2010 as part of the Plan and the acquisition of the MEC Transferred Assets (note 15). These loans were comprised of: a bridge loan of up to U.S.$80.0 million (subsequently increased to U.S.$125.0 million) through a non-revolving facility (the "2007 MEC Bridge Loan"); project financing facilities made available to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of U.S.$162.3 million and U.S.$34.2 million, respectively, plus costs and capitalized interest (together, the "MEC Project Financing Facilities"); a loan of up to a maximum commitment, subject to certain conditions being met, of U.S.$125.0 million (plus costs and fees) (the "2008 MEC Loan"); and a debtor-in-possession loan extended to MEC in connection with MEC's Chapter 11 proceedings (the "DIP Loan"). For the years ended December 31, 2012 and 2011, the Company did not receive interest and other income from MEC as the loans were settled on April 30, 2010 (2010 — $1.9 million).

  In connection with the development and completion of the Plan (note 1(a)), the Company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, pursuant to the terms of the Plan. As a result of such analysis, the Company estimated that it would be unable to

Granite Real Estate Inc. 2012 65

  realize on all amounts due in accordance with the contractual terms of the MEC loans. Accordingly, for the year ended December 31, 2009, the Company recorded a $95.7 million impairment provision related to the loans receivable from MEC, which represented the excess of the carrying amounts of the loans receivable and the estimated recoverable value.

  As a result of the transfer of the MEC Transferred Assets under the Plan effective April 30, 2010 (note 15), the Company reduced the impairment provision by $10.0 million in the three-month period ended June 30, 2010 as a result of assessing the fair value of the MEC Transferred Assets on April 30, 2010. Estimated recoverable value was determined based on the future cash flows from expected proceeds to be received from court-approved sales of MEC's assets, discounted at the loans' effective interest rate, and the fair value of the collateral based on third-party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets that were transferred to the Company under the Plan or for which the court had yet to approve for sale under the Plan, net of expected allowed administrative, priority and other claims to be paid by the Company under the Plan.

  A reconciliation of the changes in the impairment recovery related to the loans receivable from MEC at the date the MEC Transferred Assets were acquired is presented below:

2010
(previously in US dollars — note 1(c))
Directors' and officers' insurance proceeds(i)	$13,065
Sale proceeds from liquidated assets under the Plan(ii)	7,577
Bankruptcy claims(iii)	(15,988)
Changes in fair value of net assets retained under the Plan(iv)	5,383

Impairment recovery	$10,037

  The significant changes in facts or circumstances that resulted in the recognition of the $10.0 million reduction in the impairment provision in the year ended December 31, 2010 are primarily as a result of the following:

(i)
Directors' and officers' insurance proceeds

  Under the Plan, rights of the Company and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the release of all current and former officers and directors of the Company and MEC and their respective affiliates. At April 30, 2010, the Company was in discussions with the insurers regarding its claim. Given the complex nature of the claim and related discussions, the expected proceeds could not be reasonably estimated. A settlement agreement was subsequently entered into in July 2010 with one of the insurers, resulting in the Company receiving compensation of $13.1 million. Given that these events confirmed facts and circumstances that existed at April 30, 2010, the Company recognized an asset and reduced the impairment provision by $13.1 million related to the MEC Transferred Assets on April 30, 2010.

(ii)
Sale proceeds from liquidated assets under the Plan

  The estimates of sale proceeds from liquidated assets under the Plan increased by approximately $7.6 million primarily as a result of the sale of Thistledown. Thistledown was initially approved for sale in an auction on September 30, 2009; however, the purchaser had the right to terminate the agreement, which it exercised. The sale of Thistledown went back to auction on May 25, 2010 and the court approved the sale of Thistledown to a third party which subsequently closed on July 27, 2010. Given that the completion of the sale of Thistledown confirmed facts and circumstances that existed at April 30, 2010, the Company used such information to establish the fair value of Thistledown when assessing the fair value of the underlying collateral of the loans. Accordingly, the Company reduced the impairment provision by $7.6 million related to the MEC Transferred Assets on April 30, 2010.

66 Granite Real Estate Inc. 2012

(iii)
Bankruptcy claims

  The settlement of allowed administrative, priority and other claims which the Company assumed under the Plan were ongoing and subject to court approval. Consequently, the Company made estimates of such settlements based on claims that were resolved, continued to be objected to and/or negotiated and claims which were pending court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $16.0 million as a result of additional information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company increased the impairment provision by $16.0 million related to the MEC Transferred Assets on April 30, 2010.

(iv)
Changes in fair value of net assets retained under the Plan

  The Company estimated the working capital of the MEC Transferred Assets under the Plan based on available unaudited internally prepared results and operating projections. On the effective date of the Plan, the fair value of the working capital differed from the original estimates as a result of actual operating results and events related to the bankruptcy process. The Company also estimated the fair value of the real estate of the MEC Transferred Assets taking into consideration: (i) certain economic and industry information relevant to the MEC Transferred Assets' operating business; (ii) various indications of interest received by MEC in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceedings; and (iii) third party real estate appraisals. Throughout the bankruptcy process and to the effective date of the Plan, the Company continually updated such information related to market conditions and assumptions related to the real estate values based on the premise of highest and best use. The appraisals included additional information related to assumptions regarding potential uses, costs related to obtaining appropriate entitlements and demolition costs, and comparable sales data for real estate transactions in each jurisdiction. As a result of changes in fair value of the MEC Transferred Assets, there was a corresponding change in the determination of future tax balances associated with differences between estimated fair value and the tax basis of assets acquired and liabilities assumed. Accordingly, the Company reduced the impairment provision by $5.4 million related to the MEC Transferred Assets on April 30, 2010.

(b)
Magna Lease Termination

  During the year ended December 31, 2010, the Company and Magna agreed to terminate the lease on a property in the United States. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $2.0 million, which amount will be collected based on a repayment schedule over the remaining term of the original lease which was scheduled to expire in September 2013. The amount has been recognized in "other gains, net" in the Company's consolidated statements of income (loss) for the year ended December 31, 2010.

(c)
Expansion Costs Reimbursed to Magna

  During the first half of 2011, the Company paid $3 (2010 — $0.5 million) to Magna as reimbursement for expenditures incurred by Magna in relation to expansions of income-producing properties.

(d)
Revenue and Charges from Magna

  Substantially all rental revenue relate to leases with Magna. Magna charged the Company for certain administrative and professional services and use of shared facilities. For the first half of 2011, these charges totaled $0.1 million (2010 — $2.4 million) and are included in "general and administrative" expenses in the Company's consolidated statements of income (loss).

(e)
Legal, Consulting and Other Services

  In conjunction with the Arrangement (note 1), during the first half of 2011, a U.S. $1.0 million payment was approved to an affiliate of Mr. Frank Stronach for services rendered as Chairman of the Company. In

Granite Real Estate Inc. 2012 67

  December 2010, the Compensation Committee recommended to the Board and the Board subsequently approved a U.S. $2.0 million payment to an affiliate of Mr. Stronach, Chairman of the Company, for services rendered on behalf of the Company.

  During the first half of 2011, the Company incurred $0.1 million (2010 — $0.1 million) for consulting services from a company affiliated with a former director of the Company.

  These legal, consulting and other costs are included in "general and administrative" expenses in the Company's consolidated statements of income (loss).

20.  SEGMENTED INFORMATION

The following tables present certain information with respect to geographic segmentation:

Revenues — years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Europe	$75,867	$77,894	$75,631
Canada	61,319	60,146	58,983
United States	31,632	30,762	32,158
Mexico	12,297	12,135	12,350

	$181,115	$180,937	$179,122

Real estate properties, net — as at December 31,	2012	2011
		(previously in US dollars — note 1(c))
Europe	$449,599	$461,529
Canada	404,336	410,150
United States	219,653	215,167
Mexico	62,570	67,934

	$1,136,158	$1,154,780

Fixed assets, net — as at December 31,	2012	2011
		(previously in US dollars — note 1(c))
Europe	$266	$5
Canada	1,571	31

	$1,837	$36

21.  DISCONTINUED OPERATIONS

As a result of the approval by the Company's shareholders and the Ontario Superior Court of Justice of the Arrangement (note 1), the Company has presented the Arrangement Transferred Assets & Business as discontinued operations in the accompanying consolidated financial statements.

68 Granite Real Estate Inc. 2012

The Company's results of operations related to discontinued operations are shown in the following table:

Years ended December 31,	2012	2011	2010
		(previously in US dollars — note 1(c))
Revenues	$—	$262,345	$189,876
Purses, awards and other	—	148,584	103,878
Operating costs	—	80,208	93,233
Property operating costs	—	933	1,770
General and administrative	—	21,759	27,853
Depreciation and amortization	—	3,445	9,526
Interest income	—	(310)	(422)
Foreign exchange gains	—	(51)	(101)
Equity loss	—	1,952	29,951
Write-down of long-lived and intangible assets	—	—	44,499

Operating income (loss)	—	5,825	(120,311)
Loss on disposal of real estate	—	—	(1,305)

Income (loss) before income taxes	—	5,825	(121,616)
Income tax recovery	—	(1,196)	(347)

Income (loss) from operations	—	7,021	(121,269)
Net gain on disposition of discontinued operations, net of income tax of $10.5 million	—	87,428	—

Income (loss) from discontinued operations, net of income tax	$—	$94,449	$(121,269)

The distribution of the assets and liabilities under the Arrangement is considered a non-pro-rata distribution and therefore has been recorded at fair value. Accordingly, the gain on disposition of discontinued operations was determined as the difference in the fair values and carrying values of the net assets disposed of, net of costs of disposal. The difference between the fair value of the net assets disposed of and the carrying value of the 363,414 Class B Shares cancelled in the amount of $680.6 million has been recorded in the consolidated statements of changes in deficit as "Distribution under Plan of Arrangement" for the year ended December 31, 2011. A summary of the fair values and carrying values of the Arrangement Transferred Assets & Business is as follows:

Granite Real Estate Inc. 2012 69

	Fair Value	Carrying Value	Gain	Fair Value Measurement(i)
	(previously in US dollars — note 1(c))
Development Properties
Current assets	$2,320	$2,320	$—	Levels 1 and 2
Land held for development	218,039	132,257	85,782	Level 3
Current liabilities	(4,250)	(4,250)	—	Level 2
Future taxes	(1,395)	(1,395)	—	Level 3
Income-Producing Property and Property in United States
Land and building	15,997	9,354	6,643	Level 3
Racing & Gaming Business
Current assets	82,650	82,650	—	Levels 1 and 2
Fixed assets	6,935	6,935	—	Level 2
Racing lands and other long-term assets	392,471	384,754	7,717	Level 3
Technology companies	45,872	40,562	5,310	Level 3
Current liabilities	(37,698)	(37,698)	—	Level 2
Future taxes	(24,414)	(24,414)	—	Level 3
Other liabilities	(4,311)	(4,311)	—	Level 2

Gain on disposition before transaction costs and income taxes	692,216	586,764	105,452
Transaction costs			(8,042)

Net gain on disposition before undernoted			97,410

Reclassification to net income of foreign currency translation gain and net unrecognized actuarial pension loss			520
Income taxes			(10,502)

Net gain on disposition of discontinued operations, net of income tax			$87,428

(i)
Refer to note 18(f) for the fair value hierarchy

The fair values of the racetrack assets of the Racing & Gaming Business were determined based on the underlying real estate as this was considered to be the highest and best use. The fair values of the real estate were primarily determined by external real estate appraisals reflecting estimated prices at which comparable assets could be purchased and adjusted for the estimated costs to convert the land for its appraised purpose.

The fair values of fixed assets, which include machinery and equipment and furniture and fixtures, were determined using a market approach based upon management's review of current prices at which comparable assets could be purchased under similar circumstances.

The fair values of the technology companies, which primarily included XpressBet® and AmTote, were determined in consultation with an external valuator using a discounted cash flow analysis under the income valuation methodology. The income approach required estimating a number of factors including projected revenue growth, customer attrition rates, profit margin and the discount rate. Projected revenue growth, customer attrition rates and profit margin were based upon past experience and management's best estimate of future operating results. The discount rate represents the respective entity's weighted average cost of capital including a risk premium where warranted.

The fair value of the 50% joint venture interest in The Village at Gulfstream Park™ was determined based on an external real estate appraisal using discounted cash flow analysis under the income valuation method. The fair value of the 51% joint venture interest in MJC was determined based on the underlying real estate determined by external real estate appraisals as this was considered to be the highest and best use.

70 Granite Real Estate Inc. 2012

The fair values of the lands held for development, a property located in the United States and an income-producing property located in Canada were determined by external real estate appraisals or broker opinions that reflected a market approach using estimated prices at which comparable assets could be purchased.

The remaining assets and liabilities of the Racing & Gaming Business, as well as the other assets and liabilities associated with the lands held for development, were primarily cash and cash equivalents, restricted cash, accounts receivable, income taxes receivable, other current assets, accounts payable and accrued liabilities, and deferred revenue, for which the carrying value approximated fair value. The current and long-term portions of the proceeds from the sale of Lone Star LP, representing 50% of the outstanding total proceeds from the sale, approximate fair value as the note receivable bears interest at current market rates negotiated between arm's-length parties.

22.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may become subject to litigation and other claims brought by, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Company.

(b)
On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, the Company, certain subsidiary entities and joint ventures, including The Maryland Jockey Club and certain of its subsidiaries (collectively, the "MJC Entities"), as well as the Company's former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against the Company, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that the Company and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. The specific claims asserted against the Company, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light, invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of U.S.$300 million in compensatory damages and U.S.$300 million in punitive damages. Granite believes this claim is without merit. On March 25, 2011, a number of defendants, including the MJC Entities and the Company, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. On April 29, 2011, the Indiana-based defendants named in the Complaint filed a notice to remove the Plaintiffs' claims relating to the Indiana defendants to the U.S. District Court for the District of Maryland. The Plaintiffs have sought to remand these claims to the Circuit Court for Baltimore City. The entire matter, in both the state and federal courts, was stayed by the United States Bankruptcy Court for the District of Delaware until it determined whether the claims were impacted by the bankruptcy of Indianapolis Downs, LLC. On September 6, 2011, the United States Bankruptcy Court for the District of Delaware entered an order denying the injunction motion and lifting the stay effective September 26, 2011. On December 21, 2011, the Circuit Court for Baltimore City issued an order staying the state court defendants' motions to transfer venue to the Circuit Court for Anne Arundel County pending resolution of whether the Maryland federal court action was remanded out of federal court. On September 26, 2012, the Maryland federal court issued an order remanding the Maryland federal court action to the Circuit Court for Baltimore City. On October 2, 2012, the parties filed a stipulation with the Circuit Court for Baltimore City proposing a further stay to allow certain of the defendants to engage plaintiffs in discussions that may potentially streamline the litigation. The stay was granted by the Circuit Court for Baltimore City on October 12, 2012. Under the terms of the Arrangement, the Company received an indemnity from the Stronach Shareholder and certain related parties against all

Granite Real Estate Inc. 2012 71

  losses suffered by the Company in relation to the Racing & Gaming Business for the period prior to, on and after the effective date of the transfer of June 30, 2011. Accordingly, the Company has not recorded a liability related to this claim. Granite provided the Stronach Shareholder with the required disclosure notice listing the existing litigation with the Plaintiffs. The Company has retained independent counsel to monitor the litigation on its behalf.

(c)
The Company had total letters of credit outstanding of $1.1 million issued with various financial institutions at December 31, 2012 to guarantee its performance under various construction projects. These letters of credit are secured by cash deposits of the Company.

(d)
At December 31, 2012, the Company's contractual commitments related to construction and development projects as well as environmental reports amounted to approximately $9.1 million.

(e)
On November 14, 2006, MEC completed the sale to PA Meadows, LLC of all the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows") through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania. On closing, MEC received cash consideration and a holdback agreement ("The Meadows Holdback Agreement"), under which U.S. $25.0 million was payable to MEC over a five-year period, subject to the offset for certain indemnification obligations as well as the purchaser having available excess cash flow. As part of the acquisition of the MEC Transferred Assets, the Company received the right to receive any payments under The Meadows Holdback Agreement. Payments from The Meadows Holdback Agreement may commence once the purchaser has available excess cash flow, if any. In connection with the Arrangement (note 1), any proceeds received from PA Meadows, LLC will be shared equally between the Company and the Stronach Shareholder.

(f)
At December 31, 2012, the Company had commitments under operating leases requiring future minimum annual rental payments as follows:
2013	$421
2014	421
2015	421
2016	421
2017	208
Thereafter	453

$2,345

23.  SUBSEQUENT EVENTS

(a)
Effective January 3, 2013, the Company completed its conversion to a REIT. The conversion was implemented pursuant to a court approved plan of arrangement whereby all of the Common Shares of Granite were exchanged, on a one-for-one basis, for stapled units, each of which consisted of one unit of Granite Real Estate Investment Trust and one common share of Granite REIT Inc. (together "Granite REIT"). A wholly owned subsidiary of Granite REIT will continue to carry on, directly and indirectly, the business previously conducted by the Company. Subsequent to the REIT conversion, distributions of $0.175 per stapled unit were declared on January 15 and February 14, 2013. The distribution declared in January 2013 in the amount of $8.2 million was paid on February 15, 2013 and the distribution declared in February 2013 of $8.2 million will be paid on March 15, 2013. In addition, the Company amended the equity-based compensation plans disclosed in note 13 to reflect the REIT structure. The option holders of the Granite Plan exchanged their existing options to acquire Common Shares for options to acquire stapled units on a one-for-one basis. The Share Plan was amended so that a right to acquire stapled units or receive a payment based on the fair value of the stapled units will be substituted for the holder's right to acquire Common Shares or a payment based on the value of such shares. The DSP was amended to provide that each DSU outstanding will entitle the holder thereof to receive a payment based on the fair value of a new class of preferred shares of Granite that are designed to be equal in value to a stapled unit and a new deferred share unit plan was created by Granite REIT Inc. whereby non-executive board

72 Granite Real Estate Inc. 2012

  members will be entitled to receive a portion of their annual retainer as deferred share units which will entitle them to receive a payment based on the fair value of a preferred share of the Company that will be equal in value to a stapled unit.

(b)
On February 13, 2013, Granite REIT acquired a 90% interest in two income-producing multi purpose industrial properties located in the United States for approximately U.S. $35.8 million, excluding acquisition costs. The acquisition was funded through a combination of U.S. $14.3 million which was substantially sourced from the Granite Credit Facility and first mortgage debt of U.S. $21.5 million, representing Granite REIT's proportionate share of the total first mortgage debt on the two properties.

(c)
On February 28, 2013, the Company and the Stronach Shareholder entered into a settlement agreement with PA Meadows, LLC relating to The Meadows Holdback Agreement (note 22(e)). The Stronach Shareholder will receive proceeds of U.S.$10 million consisting of U.S.$3 million in cash and a promissory note of U.S.$7 million which will be shared equally with the Company. The promissory note is non-interest bearing and is to be paid in equal U.S.$1 million installments commencing March 31, 2013 to September 30, 2013.

Granite Real Estate Inc. 2012 73

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  Exhibit 2